Exhibit 3.1

AMENDMENT NO. 5 TO THE FIFTH AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
ENTERPRISE PRODUCTS PARTNERS L.P.

This Amendment No. 5 (this “Amendment No. 5”) to the Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P. dated effective as of November 22, 2010 (the “Partnership Agreement”) is hereby adopted by Enterprise GP Holdings L.P., a Delaware limited partnership (the “Successor General Partner”), as general partner of the Partnership.  Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, Section 13.1(b) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect the admission, substitution, withdrawal or removal of Partners in accordance with the Partnership Agreement; and

WHEREAS, Section 4.6(b) of the Partnership Agreement provides that, subject to certain restrictions, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval; and

WHEREAS, the Partnership has entered into an Agreement and Plan of Merger, dated as of September 3, 2010 (the “GP Merger Agreement”), by and among Enterprise Products GP, LLC (the “Predecessor General Partner”), the Successor General Partner and EPE Holdings, LLC, pursuant to which, among other things, (i) the Successor General Partner’s limited liability company interests in the Predecessor General Partner will be cancelled and the Predecessor General Partner will merge with and into the Successor General Partner, with the Successor General Partner surviving the merger, and (ii) the Successor General Partner hereby agrees to assume the rights and duties of the General Partner under the Partnership Agreement and to be bound by the provisions of the Partnership Agreement; and

WHEREAS, the Partnership has received an Opinion of Counsel that the transfer of the General Partner Interest to the Successor General Partner will not result in the loss of limited liability of any Limited Partner or of any member of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed); and

WHEREAS, the Predecessor General Partner is not a general partner or managing member of any other Group Member; and

WHEREAS, an affiliate of EPCO controls the Successor General Partner and the organizational documents of the Successor General Partner provide for the establishment of an “Audit and Conflicts Committee” to approve certain matters with respect to the General Partner and the Partnership, the selection of “Independent Directors” as members of such Audit and Conflicts Committee, and the submission of certain matters to the vote of such Audit and Conflicts Committee upon similar terms and conditions as set forth in the limited liability company agreement of the Predecessor General Partner, as the same existed as of the date of the Partnership Agreement so as to provide the Limited Partners and the Successor General Partner with the same rights and obligations as are contained in the Partnership Agreement.

NOW, THEREFORE, the Successor General Partner does hereby amend the Partnership Agreement effective as of the Effective Time of the merger of the Predecessor General Partner with and into the Successor General Partner as follows:

Section 1.              Amendments.

(a)           Section 1.1 and Attachment 1.  Section 1.1 and the definitions listed on Attachment I are hereby amended to amend and restate, the following definition:

“General Partner” means Enterprise GP Holdings L.P., a Delaware limited partnership, and its successors and permitted assigns as general partner of the Partnership.

(b)           Section 5.1.  Section 5.1 is hereby amended and restated to read in its entirety as follows:

Prior to the date hereof, the predecessor general partner of the Partnership made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and was admitted as the general partner of the Partnership, and DFI made certain Capital Contributions to the Partnership in exchange for an interest in the Partnership and was admitted as a Limited Partner of the Partnership.  As of the date hereof, the General Partner Interest of the predecessor general partner is hereby assumed by the General Partner as successor by merger to Enterprise Products GP, LLC, the General Partner is hereby admitted to the Partnership as the general partner of the Partnership effective immediately prior to such merger, and the Partnership is continued without dissolution.

Section 2.               Ratification of Partnership Agreement.  Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 3.               Governing Law.  This Amendment No. 5 will be governed by and construed in accordance with the laws of the State of Delaware.

Section 4.              Counterparts.  This Amendment No. 5 may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, this Amendment No. 5 has been executed as of the date first written above.

General Partner:

ENTERPRISE GP HOLDINGS L.P.

By:	EPE HOLDINGS, LLC, its
general partner

By:	/s/ Ralph S. Cunningham
Dr. Ralph S. Cunningham
President and Chief Executive
Officer